REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4 OF NATIONAL INSTRUMENT 62-103

Re: ZOLOTO RESOURCES LTD. (the “Issuer”)

(a)	The name and address of the Eligible Institutional Investor:

Firebird Global Master Fund, Ltd. (the “Investor”) c/o Citco Fund Services (Cayman Islands) Limited Corporate Centre West Bay Road P.O. Box 31106 SMB
Grand Cayman
Cayman Islands, British West Indies

(b)

The designation and number or principal amount of voting or equity securities of the Issuer in respect of which the report is being filed and the securityholding percentage of the Investor in the class of securities:

The Investor reports that the aggregate number of securities of the Issuer held by the Investor and its joint actors at the end of September 2007 is 8,353,500 common shares and 500,000 warrants to acquire the same number of common shares in the share capital of the Issuer. Out of the 8,353,500 common shares and 500,000 warrants, 3,275,000 common shares and 300,000 warrants are held by the Investor, 3,010,000 common shares are held by Firebird Avrora Fund, Ltd., 1,275,000 common shares are held by Firebird New Russia Fund, Ltd., 400,000 common shares and 200,000 warrants are held by Firebird Global Master Fund II, Ltd. and 393,500 common shares are held by Firebird Fund LP.

The 8,353,500 common shares held by the Investor and its joint actors represent approximately 8.80% of the outstanding common shares of the Issuer.

In addition, assuming the exercise by the Investor and its joint actors of the above- mentioned warrants to acquire additional common shares of the Issuer, the Investor’s and its joint actors’ total securityholding in the share capital of the Issuer would be 8,853,500 common shares representing approximately 9.27% of the outstanding common shares of the Issuer, including the common shares deemed to be acquired pursuant to the exercise of such warrants.

(c)	Statement:

The Investor is eligible to file this report under Part 4 of National Instrument 62-103 with respect to the Issuer.

DATED this 4th day of October 2007.

FIREBIRD GLOBAL MASTER FUND, LTD.

Per:	/s/ Harvey Sawikin
Name:	Harvey Sawikin
Title:	Director